Exhibit (a)(1)(H)

FORM OF REMINDER COMMUNICATION

TO ELIGIBLE OPTIONHOLDERS ABOUT THE EXCHANGE OFFER

Date:
To:
From:	support.com Inc.
Re:	Reminder about Exchange Offer

The Exchange Offer for Eligible Options is currently open and available to all Eligible Optionholders. As previously communicated, the Exchange Offer is scheduled to expire at 5:00 p.m., Pacific Time, on August 21.

Remember, if you wish to participate, you must ensure that we receive your properly completed and signed Notice of Election prior to the expiration of the Exchange Offer, which we expect will be at 5:00 p.m., Pacific Time, on August 21. We will notify you if we extend the offer to a later expiration date.

The Offer to Exchange, Notice of Election and other necessary forms and information are available on the Legal page of our intranet. The Notice of Election is also attached to this e-mail. You should direct additional questions about the Exchange Offer or requests for assistance (including requests for additional copies of the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, the Notice of Election, or other documents relating to this Exchange Offer) to Maura Burns at 1+ 650-556-8992 or tenderoffer@support.com.